UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 9, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr C Keyter, the Chief
Financial Officer of Sibanye Gold Limited, has sold Bonus
Shares which were awarded to him in terms of The Sibanye Gold
Limited 2013 Share Plan.
Bonus shares are awarded annually in March and the award is
based on the previous year’s annual bonus. Two thirds are
awarded in the form of bonus shares.
Details of the transaction are set out below:
Nature of transaction On market sale of shares
Transaction Date 6 September 2013
Number of Shares
4526
Class of Security
Ordinary shares
Market Price per share
R 10.28
Total Value R 46527.28
Vesting Period
50% of the award vests 9 months
following the grant date and the
remaining 50% vests 18 months
following the grant date. Early
vesting as per the rules of the
unbundling process.
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings Requirements the
necessary clearance to deal in the above securities has been obtained.
9 September 2013
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 9, 2013
By:           /s/ Charl Keyter

Name:      Charl Keyter
Title:        Chief Financial Officer